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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer

   PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the Month of June, 2001


                          Bid.Com International Inc.
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                          (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                               Form 20-F   X       Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __              No  X


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                           BID.COM INTERNATIONAL INC.

     On June 20, 2001, Bid.Com International Inc. ("Bid.Com" or the "Company") announced that it has received a Nasdaq Staff Determination indicating that the Company fails to comply with the $1.00 minimum bid price requirement for continued listing on the Nasdaq National Market set forth in Nasdaq Marketplace Rule 4450(a)(5). Accordingly, the Company's common stock is subject to delisting from the Nasdaq National Market.

     Bid.Com will be requesting a hearing before the Nasdaq Listing Qualifications Panel to review the Staff Determination. While there can be no assurance that the Panel will grant the Company's request for continued listing, the Company is exploring all possible avenues to preserve the Nasdaq listing.

     Pending a final ruling, delisting will be stayed and Bid.Com's common stock (NASDAQ: BIDS) will continue to be listed on the Nasdaq National Market. The Company's listing on the Toronto Stock Exchange is unaffected by the Nasdaq notice.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Bid.Com's results to differ materially from expectations. These risks include Bid.Com's ability to further develop its business-to-business and licensing businesses, Bid.Com's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of Bid.Com's products and services, competitive factors, new products and technological changes, and other such risks as Bid.Com may identify and discuss from time to time, including those risks disclosed in Bid.Com's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that Bid.Com's plan will be achieved.

     The Company hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888).
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BID.COM INTERNATIONAL INC.

Date: June 21, 2001                   By: /s/ John Mackie
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                                              Name:  John Mackie
                                              Title: Vice-President, General
                                                     Counsel and Corporate
                                                     Secretary